Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 29, 2010

Registration No. 333-162945

This free writing prospectus should be read together with the Company’s Registration Statement on Form S-1 (File No. 333-162945) (including the prospectus therein), as amended. The following information supplements and updates the information contained in the Registration Statement.

March 29, 2010 Press Release

TRIUS ANNOUNCES RESULTS FROM PHASE 1 CLINICAL TRIAL OF INTRAVENOUS TOREZOLID PHOSPHATE

Second Generation Oxazolidinone Requires No Dose Adjustment Between IV and Oral Dosage Forms

San Diego, CA, March 29, 2010 – Trius Therapeutics, Inc. today announced results from its Phase 1 clinical trial evaluating the safety, tolerability and pharmacokinetics of the intravenous (IV) dosage form of torezolid phosphate, an IV and orally administered second generation oxazolidinone for the treatment of serious gram positive infections, including methicillin-resistant Staphylococcus aureus (MRSA). The trial achieved its primary goal of establishing the safety and tolerability of the 200 mg IV dose of torezolid phosphate to be used in Trius’ upcoming Phase 3 clinical trials. The study also demonstrated high oral bioavailability of torezolid phosphate. Trius believes that these results, coupled with data from the prior Phase 1 and Phase 2 clinical trials of the oral dosage form of torezolid phosphate, provide the clinical basis for Trius to proceed with its Phase 3 clinical trials planned for the second half of 2010.

In the single center trial, torezolid phosphate was tested in 75 healthy volunteers at single doses of 50, 100, 200 and 400 mg and at once-daily 200 or 300 mg doses for seven consecutive days. Separate arms of the trial examined the IV tolerability of the 200 mg dose, planned for Phase 3 clinical trials, and the oral bioavailability of torezolid phosphate. Consistent with pharmacokinetic data from the oral Phase 1 and Phase 2 clinical trials, this trial demonstrated that IV administered torezolid phosphate resulted in highly predictable exposure with little patient-to-patient variability and no accumulation after multiple daily doses. The 200 mg dose was safe and well tolerated for the seven days tested. The oral bioavailability was determined to be approximately 92% when compared to IV dosing. These data indicate that no dose adjustment will be necessary for torezolid phosphate administered via either IV or oral routes, thus the same 200 mg dose may be used for both the company’s planned oral and IV Phase 3 clinical trials.

This press release contains forward-looking statements regarding the timing of the commencement of Trius’ Phase 3 clinical trials. The impact of the FDA’s new draft guidance and any future legislative and policy changes on the timing of the Phase 3 clinical trial program for torezolid phosphate is uncertain, and actual results may differ materially from those in these forward-looking statements. For a further description of these and other risks, please see the risk factors described in the Company’s Registration Statement on Form S-1 that was originally filed with the United States Securities and Exchange Commission on November 6, 2009, and the amendments thereto, including those factors discussed under the caption “Risk Factors” in such filings. Forward-looking statements speak only as of the date of this release, and Trius undertakes no obligation to update or revise these statements, except as may be required by law.

About Trius Therapeutics

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections. The company’s first product candidate, torezolid phosphate, is an IV and orally administered second generation oxazolidinone being developed for the treatment of serious gram-positive infections, including those caused by MRSA. In addition to the company’s torezolid phosphate clinical program, it is currently conducting a preclinical program using its proprietary discovery platform to develop antibiotics to treat infections caused by bacteria of the gram-negative category. For more information, visit www.triusrx.com.

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Media contact at Trius: Jason Spark at Porter Novelli Life Sciences (jspark@pnlifesciences.com or 619-849-6005)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1356857/000119312510039625/ds1a.htm. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus if you request it by calling us at 1-858-452-0370.